UNDER 8 227.206 SOLICITATIONS OF INTEREST AND OTHER COMMUNICATIONS STATED CONDITIONS ARE THAT NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED; NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM; A PERSON'S INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

Name of issuer:	Volcan Holdings, Inc.
Legal status of issuer	
Form:	Corporation
Jurisdiction of Incorporation/Organization:	Delaware
Date of organization:	April 4, 2006
Physical address of issuer:	412 N Main St. Ste. 100 Buffalo, WY 82834
Website of issuer:	www.volcanholdings.com
Is there a co-issuer?	No
CIK Number of Intermediary:	0001817013
Proposed Intermediary:	PicMii Crowdfunding LLC
SEC File Number of Intermediary:	007-00246
CRD Number of Intermediary:	007281222
Amount of compensation to be paid to the intermediary	None during Test The Waters
Any other financial interest in the issuer held by the intermediary	None
Type of security offered:	Other
Specify:	Equity
Target number of securities to be offered:	1,235,000
Price (or method for determining price):	Arbitrary
Target offering amount:	$1,235,000.00
Oversubscriptions Accepted:	No securities are being offered.
Deadline to reach the Target Offering Amount:	No securities are being offered.
Current Number of Employees:	1
Signature:	/s/ Sholom Feldman
Title:	Chairman & President

* Negotiation is ongoing with the Proposed Intermediary for post test the waters and subject to change.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Puerto Rico, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

	FYE March 31, 2024	FYE June 30, 2023
Total Assets:	$699,817	$705,040
Cash & Cash Equivalents:	$496	$5719
Accounts Receivable:	$0	$0
Short-term Debt:	$3,500	$3,000
Long-term Debt:	$212,383	$214,396
Revenues/Sales	$0	$0
Cost of Goods Sold:	$0	$0
Taxes Paid:	$0	$0
Net Income:	$(3,170)	$(7,519)

GENERAL INFORMATION

This Form is only used for “Testing the Waters” pursuant to 17 CFR § 227.206 and as an annual report for disclosure purposes.

THIS FORM C IS PROVIDED FOR THE CONVENIENCE OF THE ISSUER WHO HAS AGREED TO TEST THE WATERS AND OFFER REGULATION CROWDFUNDING OFFERINGS UNDER § 227.206 SOLICITATIONS OF INTEREST AND OTHER COMMUNICATIONS STATED CONDITIONS. THIS FORM C REQUIRES EACH ISSUER AND THEIR ATTORNEY TO THOROUGHLY COMPLETE, REVIEW AND FORM CHECK ITS CONTENTS BEFORE SUBMITTING IT TO THE SEC. UNTIL FILED WITH THE SEC, THE CONTENTS OF THIS FORM C AND ITS EXISTENCE ARE STRICTLY CONFIDENTIAL AND MAY NOT BE SHARED OR DISCUSSED WITH ANYONE EXCEPT FOR THE ISSUER’S AUTHORIZED AGENTS AND REPRESENTATIVES.

THE TERMS STATED IN THIS FORM ARE SUBJECT TO CHANGE DURING THE "TEST THE WATERS" CAMPAIGN. ANY AND ALL TERMS, INCLUDING BUT NOT LIMITED TO OFFERING TERMS, INVESTMENT CONDITIONS, AND RELATED DISCLOSURES, MAY BE ALTERED OR AMENDED AT THE DISCRETION OF THE ISSUER WITHOUT PRIOR NOTICE. THIS FLEXIBILITY IS INHERENT TO THE NATURE OF A "TEST THE WATERS" CAMPAIGN AND IS DESIGNED TO ACCOMMODATE ADJUSTMENTS BASED ON FEEDBACK, MARKET CONDITIONS, REGULATORY REQUIREMENTS, OR OTHER FACTORS DEEMED RELEVANT BY THE ISSUER. PARTICIPANTS IN THE CAMPAIGN SHOULD BE AWARE OF THE POTENTIAL FOR CHANGES AND UNDERSTAND THAT SUCH ALTERATIONS DO NOT IMPLY ANY OBLIGATION ON THE PART OF THE ISSUER TQ ADHERE TO PREVIOUSLY STATED TERMS. IT IS RECOMMENDED THAT INDIVIDUALS CONSIDERING PARTICIPATION CAREFULLY REVIEW ALL UPDATES AND MODIFICATIONS TO ENSURE INFORMED DECISION-MAKING.

ANY REFERENCE TO ACTUAL SALES OF SECURITIES OR ACCEPTANCE OF FUNDS IS FOR REFERENCE AND INFORMATIONAL PURPOSES AND MUST BE ALIGNED WITH § 227.206 OF THE RELEVANT REGULATIONS GOVERNING SOLICITATION OF INTEREST AND OTHER COMMUNICATIONS.

Legends

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount has not been determined. A good faith estimate will be less than $10,000 set-up fees and less than 10% in a combination of stock and / or equity of money raised.

Type of security offered, price or method for determining price, target number of securities to be offered and target offering amount are being determined by this test the water process.

§ 227.206 Solicitations of interest and other communications.

(a) Solicitation of interest. At any time before the filing of an offering statement, an issuer may communicate orally or in writing to determine whether there is any interest in a contemplated securities offering. Such communications are deemed to be an offer of a security for sale for purposes of the antifraud provisions of the Federal securities laws. No solicitation or acceptance of money or other consideration, nor of any commitment, binding or otherwise, from any person is permitted until the offering statement is filed.

(b) Conditions. The communications must:

(1) State that no money or other consideration is being solicited, and if sent in response, will not be accepted;

(2) State that no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; and

(3) State that a person's indication of interest involves no obligation or commitment of any kind.

(c) Indications of interest. Any written communication under this section may include a means by which a person may indicate to the issuer that such person is interested in a potential offering. This issuer may require the name, address, telephone number, and/or email address in any response form included pursuant to this paragraph (c).

Annual Report §227.201 Disclosure Requirements

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 *et seq.*), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of **§227.201.**

THE COMPANY

1. **Name of issuer: Volcan Holdings, Inc.**

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

   a. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   b. Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   c. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   d. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   e. Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   f. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Sholom Feldman
Dates of Board Service:	September 2008 - Present
Principal Occupation:	CEO, Treasurer
Employer:	Volcan Holdings Inc.
Dates of Service:	September 2008 - Present
Business Experience: during past three years with an indication of job responsibilities:	
Employer:	Cann Global Limited
Employer's principal business:	Health and wellness company.
Title:	Managing Director
Dates of Service:	April 2007 - Present
Responsibilities:	Managing Director
Employer:	Mars Mines Limited
Employer's principal business:	Australian-based mining company.
Title:	Director
Dates of Service:	October 2021 - Present
Responsibilities:	Director

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Sholom Feldman
Title:	CEO, Treasurer
Dates of Service:	September 2008 - Present
Responsibilities:	All day to day operations.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20
percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	*No. and Class of Securities Now Held*	*%Voting Power Prior to Offering*
L'hayyim Pty Ltd *	90,000,000	79%

*as trustee for the L'hayyim Trust, Sholom Feldman trustee

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Business Description:

Volcan Holdings, Inc. (the "Company") was initially incorporated in Nevada on April 4, 2006, under the name Dunn Mining, Inc. This foundational period marked the beginning of the Company's journey in the mining sector. On September 11, 2008, a significant transformation occurred when the Company changed its name to Volcan Holdings, Inc. and shifted its state of incorporation to Delaware, a move that aligned with its evolving corporate strategy and broader operational goals. This name change and re-incorporation signaled a new era for the Company, reflecting its refined focus and strategic direction.

The consolidated financial statements of Volcan Holdings, Inc. encompass the accounts of the parent company and its wholly- owned subsidiary, Volcan Australia Corporation Pty Ltd. This consolidation is crucial as it provides a comprehensive view of the Company's financial health and operational performance, integrating the activities and financial outcomes of both entities.

The primary business of Volcan Holdings, Inc. is centered around the mineral resource sector, focusing on precious metals such as gold, silver and platinum. This niche focus is both strategic and significant given the critical role precious metals play in the global economy.

The operations of Volcan Holdings, Inc. is primarily geared towards the exploration, extraction, and processing of precious metals. This involves a range of activities from geological surveys and mining operations to the refinement of precious metals. The Company's expertise in these areas is underpinned by a commitment to leveraging advanced technologies and sustainable practices, ensuring efficient resource extraction and minimal environmental impact. By focusing on these aspects, Volcan Holdings, Inc. aims to maintain a competitive edge in the market and uphold its responsibilities as a steward of natural resources.

Volcan Holdings, Inc. operates within a highly competitive and dynamic industry. The precious metals markets are influenced by a variety of factors including global demand for these metals, fluctuations in commodity prices, advancements in extraction

and processing technologies, and regulatory developments. In response to these challenges and opportunities, the Company continually assesses and adapts its strategies to align with market conditions and stakeholder expectations. This involves staying abreast of industry trends, investing in research and development, and forging strategic partnerships.

Volcan Holdings, Inc. is dedicated to enhancing shareholder value through effective management of its resources and operations. This includes a focus on operational efficiency, cost management, and value-added processing of its resources. The Company's commitment to corporate governance, transparency, and ethical business practices is reflected in its operational and financial disclosures, ensuring that investors and stakeholders are well-informed about its performance and strategic direction.

Business Plan:

Exploration and Extraction: Volcan Holdings, Inc. will continue to invest in geological surveys and exploration activities to identify new mineral deposits. Utilizing cutting-edge technology and sustainable practices, the Company aims to enhance its resource base while minimizing environmental impact.

Processing and Refinement: The Company plans to expand its processing capabilities by investing in modern technologies. This will increase the yield and quality of precious metals produced, thereby improving profitability and market competitiveness.

Strategic Partnerships: Forming alliances with other key players in the mining industry will be a focus. These partnerships can provide access to new markets, technologies, and capital, fostering growth and innovation.

Market Expansion: Volcan Holdings, Inc. intends to broaden its market reach by targeting emerging markets with growing demand for precious metals.

Sustainability Initiatives: Emphasizing sustainable mining practices, the Company will implement environmental management systems to reduce its carbon footprint and ensure compliance with global environmental standards. This includes reforestation projects and reducing water and energy usage.

Technological Innovation: Investing in research and development to discover new, more efficient methods of resource extraction and processing. Innovations in these areas will help lower costs and improve the environmental footprint of operations.

Regulatory Compliance: Ensuring compliance with all relevant local and international regulations is essential. Volcan Holdings, Inc. will establish robust compliance frameworks to manage regulatory risks and maintain its operating licenses.

Community Engagement: Building and maintaining positive relationships with local communities where the Company operates. This involves engaging in corporate social responsibility (CSR) initiatives that support local development and enhance the Company's social license to operate.

Shareholder Value: Focused on delivering consistent returns to shareholders through prudent management, strategic growth initiatives, and transparent communication. This includes regular updates on operational performance and strategic progress.

By adhering to this comprehensive business plan, Volcan Holdings, Inc. aims to strengthen its position in the mining sector, achieve sustainable growth, and create long-term value for its shareholders and stakeholders.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. **Discuss the material factors that make an investment in the issuer speculative or risky:**

An investment in the Company involves a high degree of risk. *You should carefully consider the risks described above and those below before deciding to purchase any securities in this offering. If any of these risks actually occurs, our business, financial condition or results of operations may suffer. As a result, you could lose part or all of your investment.*

Risks Related to the Company

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of the State of Nevada on April 4, 2006. We have limited operations and no operating revenue to date. We are in the development stage, and our future operations are subject to all of the risks inherent in the establishment of a new business enterprise. The likelihood of the success of our company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the development of an entity in the business of precious metal exploration. There can be no assurance that we will be able to generate revenues, that future revenues will besignificant, that any sales will be profitable or that we will have sufficient funds available to complete our marketing and development programs or to market any new products which we may develop. We currently have operating losses, have no substantive source of operating revenue, are unable to self-finance operations, have limited resources, and there can be no assurance that we will be able to develop such revenue sources or that our operations will become profitable.

Our Company has a history of incurring losses.

We have a history of incurring losses. The extent of any future losses and whether or not the Company can generate profits in future years remains uncertain. The Company currently does not generate sufficient revenue to cover its operating expenses. If we fail to generate sufficient revenue and eventually become profitable, or if we are unable to fund our continuing losses by raising additional financing when required, our shareholders could lose all or part of their investments.

We will need additional financing to execute our business plan, which we may not be able to secure on acceptable terms, or at all.

We will require additional financing in the near and long term to fully execute our business plan. Our success depends on our ability to raise such additional financing on reasonable terms and on a timely basis. Conditions in the economy and the financial markets may make it more difficult for us to obtain necessary additional capital or financing on acceptable terms, or at all. If we cannot secure sufficient additional financing, we may be forced to forego strategic opportunities or delay, scale back or eliminate further development of our goals and objectives, operations and investments.

In order for our Company to compete and grow, we must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Our Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, our Company is dependent on our only officer and director Sholom Feldman. The loss of Sholom Feldman could harm the
Company's business, financial condition, cash flow and results of operations.

Our operations and business have been affected by the COVID-19 pandemic, and may be materially and adversely impacted in the future.

Our Company faces risks related to health epidemics and other outbreaks of communicable diseases, which could significantly disrupt its operations and may materially and adversely affect its business and financial conditions. In December 2019, an outbreak of a novel strain of coronavirus ("COVID-19") emerged and has since spread worldwide, posing public health risks that have reached pandemic proportions. In March 2020, the World Health Organization declared COVID-19 a pandemic. The COVID-19 pandemic has disrupted global supply chains and workforce participation, including our own, and created significant volatility and disruption of financial markets. A prolonged economic downturn and adverse impact to global economies or a sustained slowdown in growth or demand could have an adverse effect on the commodity prices and/or demand for metals produced at our operations.

Management and the Board have been closely monitoring the COVID-19 pandemic and its impacts and potential impacts on our business. However, because of the rapidly changing developments with respect to the spread of COVID-19 and the unprecedented nature of the pandemic, the Company is unable to predict the extent and duration of the adverse financial impact of COVID-19 on its business, financial condition and results of operations. However, future developments could impact our assessment and result in material impairments to our long-lived assets or goodwill.

Depending on the duration and extent of the impact of COVID-19, this pandemic could materially impact the Company's results of operations, cash flows and financial condition. The impact of this pandemic could include additional sites being placed into care and maintenance. The Company's management and board of directors will also continue to monitor our future quarterly dividends and timing of future share buybacks as it monitors the ongoing evolution of the COVID-19 pandemic. Other impacts of changing government restriction could include additional travel restraints, more stringent product shipment restraints, delays in product refining and smelting due to restrictions or temporary closures, other supply chain disruptions and workforce interruptions, including loss of life, andreputational damage in connection with challenges or reactions to action or perceived inaction by the Company related to the COVID-19 pandemic, which could have a material adverse effect on the Company's cash flows, earnings, results of operations and financial position.

The full extent to which COVID-19 impacts the Company will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning COVID-19 and the actions required to contain or treat its impact, among others. Investors are cautioned
that operating and financial performance may vary from the expectations of management and our previously issued financial outlook as a result of the evolving COVID-19 environment.

The Company is engaged in the mineral exploration business, which is highly speculative and has certain inherent risks which could have a negative effect on the Company.

Mineral exploration is highly speculative in nature, involves many uncertainties and risks and is frequently unsuccessful. It is performed to demonstrate the dimensions, position and mineral characteristics of mineral deposits, estimate mineral resources, assess amenability of the deposit to mining and processing scenarios and estimate potential deposit value. Once mineralization is discovered, it may take anumber of years from the initial exploration phases before production is possible, during which time the potential feasibility of the project may change adversely. Substantial expenditures are required to establish additional proven and probable mineral reserves, to determine processes to extract the metals and, if required, to construct mining and processing facilities and obtain the rights to the land and resources required to develop the mining activities.

Development projects have no operating history upon which to base estimates of proven and probable mineral reserves and estimates of future operating costs. Estimates are, to a large extent, based upon the interpretation of geological data and modeling obtained from drill holes and other sampling techniques, feasibility studies that derive estimates of operating costs based upon anticipated tonnage and grades of material to be mined and processed, the configuration of the deposit, expected recovery rates of metal from the mill feed material, facility and equipment capital and operating costs, anticipated climatic conditions and other factors. As a result, actual operating costs and economic returns based upon development of proven and probable mineral reserves may differ significantly from those originally estimated. Moreover, significant decreases in actual or expected commodity prices may mean mineralization, once found, will be uneconomical to mine.

Metal and mineral prices are subject to dramatic and unpredictable fluctuations.

The market prices of precious metals and other minerals are volatile and cannot be controlled. If the prices of precious metals and other minerals drop significantly, the economic prospects of the Company's operating mines and projects could be significantly reduced or rendered uneconomic. There is no assurance that even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same. Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond the control of the Company, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

The Company has not entered into any hedging arrangements for any of its silver or gold production but may from time to time seek arrangements to price silver and gold content of its production in advance of contractual pricing periods which can be two to three months from the time of shipment.

The commercial viability of an established mineral deposit will depend on a number of factors including, by way of example, the size, grade and other attributes of the mineral deposit, the proximity of the mineral deposit to infrastructure such as a smelter, roads and a point for shipping, government regulation and market prices. Most of these factors will be beyond our control, and any of them could increase costs and make extraction of any identified mineral deposit unprofitable.

Joint ventures and other partnerships may expose us to risks.

We may enter into joint ventures or partnership arrangements with other parties in relation to the exploration, development and production of certain of the properties in which we have a potential interest. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions such as an increase or reduction of registered capital, merger, division, dissolution, amendments of constating documents, and the pledge of joint venture assets, which means that each joint venture party may have a veto right with respect to such decisions which could lead to a deadlock in the operations of the joint venture. Further, we may be unable to exert control over strategic decisions made in respect of such properties. Any failure of such other companies to meet their obligations to us or to third parties, or any disputes with respect to the parties' respective rights and obligations, could have a material adverse effect on the joint ventures or their properties and therefore could have a material adverse effect on our results of operations, financial performance, cash flows and the price of the common stock.

We may be classified as an investment company in the future. Classification as an investment company would have a material adverse effect on our business, operations, financial condition and prospects.

We are not engaged in the business of investing, reinvesting, or trading in securities, and we do not hold ourselves out as being engaged in those activities. Under the Investment Company Act of 1940, as amended, or the 1940 Act, however, a company may be deemed an investment company under Section 3(a)(1)(C) of the 1940 Act if the value of its investment securities is more than 40% of its total assets (exclusive of government securities and cash items) on a consolidated basis.

Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having avalue exceeding 40% of the value of the issuer's total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term "investment securities," among other things, are
U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

Mining and mineral exploration have substantial operational risks.

Mining and mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include but are not limited to:

- major or catastrophic equipment failures;
- mine failures and slope failures;
- failure of tailings facilities;
- ground fall and cave-ins;
- deleterious elements materializing in the mined Mineral Reserves and Resources;
- environmental hazards;
- industrial accidents and explosions;
- encountering unusual or unexpected geological formations;
- labor shortages or strikes;
- acceptance by local communities or changes in attitudes of these communities;
- civil disobedience and protests; and
- natural phenomena such as inclement weather conditions, floods, droughts, rockslides and earthquakes.

These occurrences could result in environmental damage and liabilities, work stoppages and delayed production, increased production costs, damage to, or destruction of, mineral properties or production facilities, personal injury or death, asset write-downs, monetary losses, loss of or suspension of permits as a result of regulatory action, reputational damage and other liabilities. The nature of these risks is such that liabilities could exceed policy limits of the Company's insurance coverage, in which case, the Company could incur significant costs that could prevent profitable operations.

Estimated mineral reserves and mineral resources may have to be recalculated based on changes in metal prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral reserves and mineral resources estimates. The extent to which mineral resources may ultimately be reclassified as mineral reserves is dependent upon the demonstration of their profitable recovery. Any material changes in volume and grades of mineralization will affect the economic viability of placing aproperty into production and a property's return on capital. We cannot provide assurance that mineralization can be mined or processed profitably.

Mineral reserve and mineral resource estimates have been determined and valued based on assumed future metal prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in the market price for gold and silver may render portions of our mineralization uneconomic and result in reduced reported volume and grades, which in turn could have a material adverse effect on our financial performance, financial position and results of operations.

In addition, inferred mineral resources have a great amount of uncertainty as to their existence and their economic and legal feasibility. You should not assume that any part of an inferred mineral resource will be upgraded to a higher category or that any of the mineral resources not already classified as mineral reserves will be reclassified as mineral reserves.

Our processing ability may be adversely impacted by certain circumstances.

A number of factors could affect our ability to process the quantities of metals that we recover and our ability to efficiently handle certain quantities of processed materials, including, but not limited to, the presence of oversized material at the crushing stage; material showing breakage characteristics different than those planned; material with grades outside of planned grade range; the presence of deleterious materials in ratios different than expected; material drier or wetter than expected, due to natural or environmental effects; and materials having viscosity or density different than expected.

The occurrence of one or more of the circumstances described above could affect our ability to process the number of tons planned, recover valuable materials, remove deleterious materials, and produce planned quantities of concentrates. In turn, this may result in lower throughput, lower recoveries, increased downtime or some combination of all of the foregoing. While issues of this nature are part of normal operations, there is no assurance that unexpected conditions may not materially and adversely affect our business, results of operations or financial condition.

Actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated and there are no assurances that any future development activities will result in profitable mining operations.

The actual operating costs for our projects will depend upon changes in the availability and prices of labor, equipment and infrastructure, variances in ore recovery and mining rates from those assumed in the mining plan, operational risks, changes n governmental regulation, including taxation, environmental, permitting and other regulations and other factors, many of which are beyond our control. Due to any of these or other factors, the operating costs may be significantly higher than we previously expected. As a result of higher capital and operating costs, production and economic returns may differ significantly from previously expected and there are no assurances that any future development activities will result in profitable mining operations.

The mineral industry is highly competitive.

The mining industry is very competitive. Much of our competition is from larger, established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or a greater ability than us to withstand losses. Our competitors may be able to respond more quickly to new laws or regulations or emerging technologies, or devote greater resources to the expansion or efficiency of their operations than we can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and gain significant market share to our detriment. We may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on our business, financial condition or results of operations.

Commodity prices may not support corporate profit.

The resource industry in general is intensely competitive and there is no assurance that, even if commercial quantities of minerals are discovered and developed, a profitable market will exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any minerals discovered. The price of natural resources are volatile over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production. If the Company is unable to economically produce minerals from its projects, it would have a negative effect on the Company's financial condition, or require the Company to cease operations altogether.

Our insurance may not provide adequate coverage.

Our business and operations are subject to a number of risks and hazards, including, but not limited to, adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground control problems, cave-ins, changes in the regulatory environment, metallurgical and other processing problems, mechanical equipment failure, facility performance problems, fires and natural phenomena such as inclement weather conditions, floods and earthquakes. These risks could result in damage to, or destruction of, our mineral properties or production facilities, personal injury or death, environmental damage, delays in exploration, mining or processing, increased production costs, asset write downs, monetary losses and legal liability.

Our property and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including those related to environmental matters or other hazards resulting from exploration and production, is generally not available to us or to other companies within the mining industry. Our current insurance coverage may not continue to be available at economically feasible premiums, or at all. In addition, our business interruption insurance relating to our properties has long waiting periods before coverage begins. Accordingly, delays in returning to any future production could produce near-term severe impact to our business. Any losses from these events may cause us to incur significant costs that could have a material adverse effect on our financial performance, financial position and results of operations.

Our business is sensitive to nature and climate conditions.

A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulations relating to emission levels (such as carbon taxes) and energy efficiency are becoming more stringent. If the current regulatory trend continues, this may result in increased costs at some or all of our business locations. In addition, the physical risks of climate change may also have an adverse effect on our operations. Extreme weather events have the potential to disrupt our exploration at our mines and may require us to make additional expenditures to mitigate the impact of such events.

Suitable infrastructure may not be available or damage to existing infrastructure may occur.

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, port and/or rail transportation, power sources, water supply and access to key consumables are important determinants for capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, development or exploitation of our projects. If adequate infrastructure is not available in a timely manner, we cannot assure you that the exploitation or development of our projects will be commenced or completed on a timely basis, or at all, or that the resulting operations will achieve the anticipated production volume, or that the construction costs and operating costs associated with the exploitation and/or development of our projects will not be higher than anticipated. In addition, extreme weather phenomena, sabotage, vandalism, government, non-governmental organization and community or other interference in the maintenance or provision of such infrastructure could adversely affect our operations and profitability.

The Company will require additional financing which could result in substantial dilution to existing shareholders.

The Company, while engaged in the business of mineral exploration, is dependent on additional financing for planned exploration programs. Management anticipates being able to raise the necessary funds by means of equity financing. The ongoing exploration of the Company's properties is dependent upon the Company's ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. Such sources of financing may not be available on acceptable terms, if at all. Failure to obtain such financing may result in delay or indefinite postponement of exploration work on the Company's exploration properties, as well as the possible loss of its interest in such properties. Any transaction involving the issuance of previously authorized but unissued shares of common or preferred stock, or securities convertible into common stock, could result in dilution, possibly substantial, to present and prospective holders of common stock. These financings may be on terms less favorable to the Company than those obtained previously.

If we are unable to retain key members of management, our business might be harmed.

Our exploration activities and any future development and construction or mining and processing activities depend to a significant extent on the continued service and performance of our senior management team, including our Chief Executive Officer, Sholom Feldman

We may fail to identify attractive acquisition candidates or joint ventures with strategic partners or may fail to successfully integrate acquired mineral properties or successfully manage joint ventures.

As part of our development strategy, we may acquire additional mineral properties or enter into joint ventures with strategic partners. However, there can be no assurance that we will be able to identify attractive acquisition or joint venture candidates in the future or that we will succeed at effectively managing their integration or operation. In particular, significant and increasing competition exists for mineral acquisition opportunities throughout the world. We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, metals as well as in entering into joint ventures with other parties. If the expected synergies from such transactions do not materialize or if we fail to integrate them successfully into our existing business or operate them successfully with our joint venture partners, or if there are unexpected liabilities, our results of operations could be adversely affected.

In connection with any future acquisitions or joint ventures, we may incur indebtedness or issue equity securities, resulting in increased interest expense or dilution of the percentage ownership of existing shareholders. Unprofitable acquisitions or joint ventures, or additional indebtedness or issuances of securities in connection with such acquisitions or joint ventures, may adversely affect the price of our common stock and negatively affect our results of operations.

We may be subject to claims and legal proceedings that could materially and adversely impact our financial position, financial performance and results of operations.

We may be subject to claims or legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. These matters may result in litigation or unfavorable resolution which could materially and adversely impact our financial performance, financial position and results of operations.

Our directors may have conflicts of interest as a result of their relationships with other mining companies.

Our directors are also directors, officers and shareholders of other companies that are similarly engaged in the business of developing and exploiting natural resource properties. Consequently, there is a possibility that our directors may be in a position of conflict in the future.

International government, as well as local governments, extensively regulate mining operations, which impose significant actual and potential costs on us, and future regulation could increase those costs, delay receipt of regulatory refunds or limit our ability to produce silver and other metals.

The mining industry is subject to increasingly strict regulation by federal, state and local authorities in relation to:

- limitations on land use;
- mine permitting and licensing requirements;
- reclamation and restoration of properties after mining is completed;
- management of materials generated by mining operations; and
- storage, treatment and disposal of wastes and hazardous materials.

The liabilities and requirements associated with the laws and regulations related to these and other matters, including with respect to air emissions, water discharges and other environmental matters, may be costly and time-consuming and may restrict, delay or prevent commencement or continuation of exploration or production operations. We cannot assure you that we have been or will be at all times in compliance with all applicable laws and regulations. Failure to comply with applicable laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of cleanup and site restoration costs and liens, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits or authorizations and other enforcement measures that could have the effect of limiting or preventing production from our operations. We may incur material costs and liabilities resulting from claims for damages to property or injury to persons arising from our operations. If we are pursued for sanctions, costs and liabilities in respect of these matters, our mining operations and, as a result, our financial performance, financial position and results of operations, could be materially and adversely affected.

Any new legislation or administrative regulations or new judicial interpretations or administrative enforcement of existing laws and regulations that would further regulate and tax the mining industry may also require us to change operations significantly or incur increased costs. Such changes could have a material adverse effect on our financial performance, financial position and results of operations.

We may be responsible for anti-corruption and anti-bribery law violations.

Our operations are governed by, and involve interactions with, various levels of government in foreign countries. We are required to comply with anti-corruption and anti-bribery laws, including the U.S. Foreign Corrupt Practices Act, or the FCPA. These laws generally prohibit companies and company employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. The FCPA also requires companies to maintain accurate books and records and internal controls. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Acompany may be found liable for violations by not only its employees, but also by its contractors and third-party agents. Our internal procedures and programs may not always be effective in ensuring that we, our employees, contractors or third-party agents will comply strictly with all such applicable laws. If we become subject to an enforcement action or we are found to be in violation ofsuch laws, this may have a material adverse effect on our reputation and may possibly result in significant penalties or sanctions, and may have a material adverse effect on our cash flows, financial condition or results of operations.

We may be required by human rights laws to take actions that delay our operations or the advancement of our projects.

Various international and national laws, codes, resolutions, conventions, guidelines and other materials relate to human rights (including rights with respect to health and safety and the environment surrounding our operations). Many of these materials impose obligations on governments and companies to respect human rights. Some mandate that governments consult with communities surrounding our projects regarding government actions that may affect local stakeholders, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to human rights continue to evolve and be defined. One or more groups of people may oppose our current and future operations or further development or new development of our projects or operations. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against our activities, and may have a negative impact on our reputation. Opposition by such groups to our operations may require modification of, or preclude the operation or development of, our projects or may require us to enter into agreements with such groups or local governments with respect to our projects, in some cases causing considerable delays to the advancement of our projects.

Risks Related to the Company's Securities and this Offering

Affiliates of our company, including officers, directors and existing stockholder of our company, may invest in this offering and their funds will be counted toward our achieving the minimum amount.

There is no restriction on our affiliates, including our officers, directors and existing stockholders, investing in the offering. As a result, it is possible that if we have raised some funds, but not reached the minimum amount, affiliates can contribute the balance so that there will be a closing. The minimum amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the offering and our company and its prospects to make an investment of at least the minimum amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the minimum amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them, may be invested in this offering.

We intend to use some of the proceeds from the offering for unspecified working capital.

This means that we have ultimate discretion to use this portion of the proceeds as we see fit and have chosen not to set forth any specific uses for you to evaluate. The net proceeds from this offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this offering. We may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further our business and goals could harm our company and its operations and ultimately cause you to lose all or aportion of your investment.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The securities being sold in future offerings will not be freely tradable until one year from the initial purchase date. Although our securities may be tradable under federal securities law, state securities regulations may apply, and each investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for our securities. Because our securities have not been registered under the Securities Act or under the securities laws of any state or non- United States jurisdiction, our securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the securities may also adversely affect the price that you might be able to obtain for our securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each investor in this offering will be required to represent that it is purchasing the securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the offering nor the securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to us. No governmental agency has reviewed or passed upon this offering, our company or any Securities of our company. We also have relied on exemptions from securities registration requirements under applicable state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

There is no guarantee of return on investment.

There is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment . For this reason, each investor should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Your ownership of the shares will be subject to dilution.

If we conduct subsequent offerings of securities, issue shares pursuant to a compensation or distribution reinvestment plan or otherwise issue additional shares, investors who purchase securities in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of our company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their underlying shares depending on the terms and pricing of any future share issuances (including the underlying shares being sold in this offering) and the value of our assets at the time of issuance.

There can be no assurance that we will ever provide liquidity to investors through either a sale of our company or a registration of the securities.

There can be no assurance that any form of merger, combination, or sale of our company will take place, or that any merger, combination, or sale would provide liquidity for investors. Furthermore, we may be unable to register the securities for resale by investors for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, investors could be unable to sell their securities unless an exemption from registration is available.

The offering price in this offering may not represent the value of our securities.

The price of the securities being sold in this offering has been determined based on a number of factors and does not necessarily bear any relationship to our book value, assets, operating results or any other established criteria of value. Prices for our securities may not be indicative of the fair market value of our securities now or in the future.

THE BOTTOM LINE:

Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

THE OFFERING

9. What is the purpose of this offering?

This Form is only used for “Testing the Waters” pursuant to 17 CFR § 227.206 and as an annual report for disclosure purposes.

10. How does the issuer intend to use the proceeds of this offering?

During the Test the Waters process only solicitation of interest is being sought. No solicitation or acceptance of money or other consideration, nor of any commitment, binding or otherwise, from any person is permitted until the final offering statement is filed. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. Any indication of interest involves no obligation or commitment of any kind.

11. How will the issuer complete the transaction and deliver securities to the investors?

During the Test the Waters process only solicitation of interest is being sought. No solicitation or acceptance of money or other consideration, nor of any commitment, binding or otherwise, from any person is permitted until the final offering statement is filed. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. Any indication of interest involves no obligation or commitment of any kind.

12. How can an investor cancel an investment commitment?

During the Test the Waters process only solicitation of interest is being sought. No solicitation or acceptance of money or other consideration, nor of any commitment, binding or otherwise, from any person is permitted until the final offering statement is filed. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. Any indication of interest involves no obligation or commitment of any kind.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

During the Test the Waters process only solicitation of interest is being sought. No securities are being offered. No solicitation oracceptance of money or other consideration, nor of any commitment, binding or otherwise, from any person is permitted until the final offering statement is filed. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. Any indication of interest involves no obligation or commitment of any kind.

14. Do the securities offered have voting rights? No securities are being offered.

15. Are there any limitations on any voting or other rights identified above? No securities are being offered.

16. How may the terms of the securities being offered be modified? No securities are being offered.

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Common Stock:
Par Value: $0.001 per share
Authorized Shares: 295,000,000
Issued and Outstanding Shares: 113,929,099 as of both March 31, 2024, and June 30, 2023.

Material Terms:
Common stockholders typically have voting rights on corporate matters, including the election of directors.
These shares may also entitle the holder to dividends if declared by the Board of Directors. In the event of liquidation, common stockholders are entitled to assets remaining after the payment of debts and preferred stockholders.

Preferred Stock:
Par Value: $0.001 per share
Authorized Shares: 10,000,000
Issued and Outstanding Shares: None as of both March 31, 2024, and June 30, 2023.

Material Terms:
No preferred stock has been issued or is outstanding.
Preferred stockholders typically have a higher claim on assets and earnings than common stockholders, often receiving dividends before common stockholders.
Preferred shares may have specific voting rights, redemption rights, and other preferential terms as specified in the issuing terms, which are currently not applicable since no preferred shares are issued.

Summary of Material Terms of Other Outstanding Securities:

Common Stock:
Voting Rights: Common stockholders have voting rights on corporate matters. Dividend Rights: Eligible for dividends if declared.
Liquidation Rights: Last in line after debts and preferred stockholders.

Preferred Stock:
None issued, hence no specific terms applicable at this time.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

None. No securities are being offered.Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? No securities are being offered.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?.

No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

No securities are being offered.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

No securities are being offered.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and dbother things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way toavoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of theCompany and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive

management and the Board of Directors of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in thecompany, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

(Use: The Company has no material indebtedness at this time. Or:fill in the table below)

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Account payable	$ 226,000	None	Short-term	Related entities of CEO. , not due and payable until the company has adequate money. There are no terms or due c

25. What other exempt offerings has the issuer conducted within the past three years?

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds	Total Shareholders
April 28, 2022*	Section 4(2)	3,000,000	$75,000	General	2
April 28, 2022*	Section 4(2)	3,330,000	$100,000	General	1

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the
issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.

NO

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☑ Yes ☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources, and historical results of operations. Please see notes to the financials below.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter.

VOLCAN HOLDINGS, INC.

Consolidated Quarterly Financial Report For the Period Ended March 31, 2024 Unaudited

Contents

Volcan Holdings, INC.
412 N. Main St.
Ste 100
Buffalo, WY 82834

June 15, 2024

I hereby certify that the accompanying unaudited consolidated financial statements and related footnotes hereto are based on the best information currently available to the Company. To the best of my knowledge, this information presents fairly, in all material respects, the financial position and stockholders' equity of Volcan Holdings, Inc. as of March 31, 2024 and June 30, 2023 and the results of its operations and cash flows for the Nine Months ended March 31, 2024 and 2023 in conformity with accounting principles generally accepted in the United States of America.

/s/ Sholom Feldman
CEO

Page 1

Volcan Holdings, Inc.
Consolidated Balance Sheets
As of March 31, 2024 and June 30, 2023

ASSETS	(Unaudited) Balance at .March 31,2024	Balance at .June 30,2023
Cash & cash equivalents	$496	$5,719
Total Current Assets	$0	$0
Total Assets	**$699,817**	**$705,040**
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities		
Accounts Payable	**$3,50 0**	$3,00 0
Accrued Expenses - officer salaries	0	0
Accounts Payable - other	0	0
Loans Payable	212,383	214,396
Related Party Notes Payable	0	0
	$215,883	217,396
Total Liabilities	**$215,883**	**$217,396**
Shareholders Deficit:		
Common stock $ .001 Par Value 295,000,000 authorized 113,929,099 issued and outstanding March 31, 2024 and 113,929,099 at June 30, 2023	113,929	113,929
Preferred stock $ .001 Par Value 10,000,000 authorized None issued and outstanding March 31, 2024 And June 30,2023 respectively.	$0	$0
Additional Paid In Capital	4,006,320	4,006,320
Deficit	(3,636,315)	(3,632,605)
	483,934	**487,644**
Total Liabilities and Stockholders Deficit	**$699,817**	**$705,040**

Volcan Holdings, Inc.
Consolidated Income Statements
For the Period Ended
March 31, 2024 and 2023
(Unaudited)

	Nine Months Ended .March 31, 2024		Nine Months Ended .March 31, 2023	
Revenue		**$0**		**$0**
Cost of revenue				-
Gross Profit (loss)		-		-
Operating Expenses	**$**	**(3,710)**	**$**	**(7,569)**
General and administrative Expenses		**$0**		**$0**
Operating Income (Loss)	**$**	**(3,710)**	**$**	**(7,569)**
Other income (expenses)				
Other income				
Loss on sale or disposal		**$0**		**$0**
Deprecation expense	$	-	$	-
Total other income (expenses)		**$0**		**$0**
Loss before income taxes	**$**	**(3,710)**	**$**	**(7,569)**
Minority interest				
Net Loss per share	$	(0.001)	$	(0.001)
Basic and diluted				
Weighted average number of shares	**$**	**113,929,099**	**$**	**113,929,099**
Basic and diluted				

See notes to the financial statements

Volcan Holdings, Inc.

Consolidated Statement of Changes in Stockholders Equity (Deficit)

From June 30, 2021 to March 31, 2024

(Unaudited)

	Common stock Shares Par value .001	Amount	Preferred Shares Par value .001	Amount	Paid-in Capital	Accumulated Deficit	Total
Balance June 30, 2021	107,595,765	107,596	10,000,000	$0	$ 3,837,653	$ (3,483,935)	$ 461,314
Common shares Issuance	6,333,334	6,333			$ 168,667		$ 175,000
Net (Loss) for the Year ended June 30, 2022						$ (140,996)	$ (140,996)
Balance June 30, 2022	113,929,099	$ 113,929	10,000,000	$0	$ 4,006,320	$ (3,624,931)	$ 495,318
Net (Loss) for the Period ended june 30, 2023						$ (7,674)	$ (7,674)
Balance June 30, 2023	113,929,099	$ 113,929	10,000,000	$0	$ 4,006,320	$ (3,632,605)	$ 487,644
Net (Loss) for the Period ended March 31, 2024						$ (3,710)	$ (3,710)
Balance March 31, 2024	113,929,099	$ 113,929	10,000,000	$0	$ 4,006,320	$ (3,636,315)	$ 483,934

See the notes to the Financial Statement

Volcan Holdings, Inc.
Consolidated Statement Of Cash Flows
For the Period Ended March 31, 2024 and 2023.

(Unaudited)	Period Ended . 03/31/24	Period Ended . 03/31/23
Cash flows from operating activities		
Net Profit/Loss	**$ (3,710)**	**$ (7,569)**
Adjustments:		
Provision for doubtful accounts	-	-
Depreciation	**$0**	**$0**
Amortization of compensatory options	-	-
Gain on sale of equipment	-	-
Common stock issued for:		
Consulting services	-	-
Changes in Assets & Liabilities: Decrease (Increase)		
Accounts Receivables	-	-
Other assets	-	
Property & equipment	-	-
Accounts payable & accrued expenses	$ (500)	**$13,876**
Loans Payable	**$ 2,405**	**-$10,500**
Net cash used in operating activities	**$ (1,715)**	**-$33**
Cash flows from financing activities		
Proceeds from issuance of stock	**$0**	**$0**
issuance stock	-	=
Subscription reveivable	-	-
Proceeds from notes payable	-	-
Net cash provided by financing activities	-	-
Net cash increase (decrease)	**$ (1,715)**	**-$33**
Cash at the beginning of period	**$ 5,719**	**$35**
Cash at the end of period	**$4,004**	**$2**
Interest paid during the year	$0	$0
Non-cash Financing Activities		
Common Stock issued for debt	$ -	$ -

Page 5

See notes to financial statements

Volcan Holdings, Inc.
Notes to FinancialStatements
March 31, 2024
(Unaudited)

NOTE – 1 DESCRIPTION OF BUSINESS

The financial statements include the consolidated accounts of Volcan Holdings, Inc (the"Company"), which was incorporated in Nevada on April 4, 2006 as Dunn Mining, Inc. On September 11, 2008 the company did a name change and a state of incorporated change to Delaware and to Volcan Holdings, Inc. (The company's current name) The consolidated financial statements include the accounts of Volcan Holdings, Inc. and its wholly-owned subsidiary Volcan Australia Corporation Pty Ltd. Perm.

The primary business is a bauxite alumina resource company.

NOTE – 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include valuation of convertible notes payable and the valuation allowance of deferred tax assets.

Fair value of financial instruments and financial statements

The Company measures financial assets and liabilities in accordance with generally accepted accounting principles. The financial statements have been prepared in accordance with generally accepted accounting principles.

The accompanying notes are an integral part of these financial statements.

Net loss per share

The Company computes net earnings (loss) per share in accordance with ASC 260-10, “Earnings per Share.” ASC 260-10 requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive.

NOTE 3 – Going Concern:

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Currently, the Company has incurred operating losses, and as of March 31, 2024 the Company also had a working capital deficit and an accumulated deficit with no revenues since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management believes that the Company’s capital requirement will depend on many factors including the success of the Company’s development efforts and its efforts to raise capital.
Management also believes the Company needs to raise additional capital for working capital purpose. There is no assurance that such financing will be available in the future. The conditions described above raise substantial doubt about our ability to continue as a going concern. The financial statements of the Company do not include any adjustments relating to the recoverability and classification of recorded assets, or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The accompanying notes are an integral part of these financial statements.

Revenue recognition

Revenue from sales of products and services is recognized when persuasive evidence of an arrangement exists, products have been shipped or services have been delivered to the customer, the price is fixed or determinable and collection is reasonably assured.

Stock-based compensation

The Company accounts for stock-based instruments issued to employees in accordance with ASC Topic 718. ASC Topic 718 requires companies to recognize in the statement of operations the grant-date fair value of stock options and other equity based compensation issued to employees and earned. The Company accounts for non-employee share-based awards in accordance with ASC Topic 505-50.

Fixed Assets

Fixed assets are recorded at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Repairs and maintenance are charged to expense as incurred. Expenditures for betterments and renewals are capitalized. The cost of fixed assets and the related accumulated depreciation are removed from the accounts upon retirement or disposal with any resulting gain or loss being recorded in operations.

Intangible Assets

Intangible assets with no determinable life are initially assessed for impairment upon purchase, with subsequent assessments required annually. When there is reason to suspect that their values have been diminished or impaired, a write-down is recognized as necessary. Intangible assets with rights that expire over time are amortized over the time period that the rights exist.

Income taxes

Income Taxes - The Company accounts for income taxes using the provisions of Statement of Financial Accounting Standards (“SFAS”) No.109, Accounting for Income Taxes. Under this standard, deferred tax assets and liabilities represent the estimated tax effects of future deductible or taxable amounts attributed to differences between the financial statements carrying amounts and the tax bases of existing assets and liabilities. The standard also allows recognition of income tax benefits for loss carry-forwards, credit carry-forwards and certain temporary differences for which tax benefits have not previously been recorded. Valuation allowances are provided for uncertainties associated with deferred tax assets.

VOLCAN HOLDINGS, INC.

Consolidated Quarterly Financial Report For the Period Ended December 31, 2023 Unaudited

Contents

Volcan Holdings, INC.
412 N. Main St.
Ste 100
Buffalo, WY 82834

June 15, 2024

I hereby certify that the accompanying unaudited consolidated financial statements and related footnotes hereto are based on the best information currently available to the Company. To the best of my knowledge, this information presents fairly, in all material respects, the financial position and stockholders' equity of Volcan Holdings, Inc. as of December 31, 2023 and June 30, 2023 and the results of its operations and cash flows for the Six Months ended December 31, 2023 and 2022 in conformity with accounting principles generally accepted in the United States of America.

/s/ Sholom Feldman
CEO

Page 1

Volcan Holdings, Inc.
Consolidated Balance Sheets
As of December 31, 2023 and June 30, 2023
(Unaudited)

ASSETS	**Balance at .Dec 31,2023**	**Balance at .June 30,2023**
Cash & cash equivalents	$4,004	$5,719
Total Current Assets	$0	$0
Other Assets	699,321	699,321
Total Assets	**$703,325**	**$705,040**

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities		
Accounts Payable	**$3,50 0**	$3,00 0
Accrued Expenses - officer salaries	0	0
Accounts Payable - other	0	0
Loans Payable	215,801	214,396
Related Party Notes Payable	0	0
	$219,301	217,396
Total Liabilities	**$219,301**	**$217,396**
Shareholders Deficit:		
Common stock $ .001 Par Value 295,000,000 authorized 113,929,099 issued and outstanding Dec 30, 2023 and 113,929,099 at June 30, 2023	113,929	113,929
Preferred stock $ .001 Par Value 10,000,000 authorized None issued and outstanding Dec 30, 2023	$0	$0
And June 30,2023 respectively.	4,006,320	4,006,320
Additional Paid In Capital	(3,636,225)	(3,632,605)
Deficit	**484,024**	**487,644**
Total Liabilities and Stockholders Deficit	**$703,325 $705,040**	

Volcan Holdings, Inc.
Consolidated Income Statements
For the Period Ended December 31, 2023 and 2022
(Unaudited)

	Six Months Ended .December 31, 2023		Six Months Ended .December 31, 2022	
Revenue		**$0**		**$0**
Cost of revenue				-
Gross Profit (loss)		-		-
Operating Expenses	**$**	**(3,620)**	**$**	**(3,680)**
General and administrative Expenses		**$0**		**$0**
Operating Income (Loss)	**$**	**(3,620)**	**$**	**(3,680)**
Other income (expenses)				
Other income				
Loss on sale or disposal		**$0**		**$0**
Deprecation expense	$	-	$	-
Interest expense				
Total other income (expenses)		**$0**		**$0**
Loss before income taxes	**$**	**(3,620)**	**$**	**(3,680)**
Minority interest				
Net (loss)	$		$	
Net Loss per share Basic and diluted	$	(0.001)	$	(0.001)
Weighted average number of shares Basic and diluted	**$**	**113,929,099**	**$**	**113,929,099**

See notes to the financial statements

Volcan Holdings, Inc.

Consolidated Statement of Changes in Stockholders Equity (Deficit)

From June 30, 2021 to December 31, 2023

(Unaudited)

	Common stock Shares Par value .001	Amount	Preferred Shares Par value .001	Amount	Paid-in Capital	Accumulated Deficit	Total
Balance June 30, 2021	107,595,765	107,596	10,000,000	$0	$ 3,837,653	$ (3,483,935)	$ 461,314
Common shares Issuance	6,333,334	6,333			$ 168,667		$ 175,000
Net (Loss) for the Year ended June 30, 2022						$ (140,996)	$ (140,996)
Balance June 30, 2022	113,929,099	$ 113,929	10,000,000	$0	$ 4,006,320	$ (3,624,931)	$ 495,318
Net (Loss) for the Period ended june 30, 2023						$ (7,674)	$ (7,674)
Balance June 30, 2023	113,929,099	$ 113,929	10,000,000	$0	$ 4,006,320	$ (3,632,605)	$ 487,644
Net (Loss) for the Period ended Dec 31, 2023						$ (3,620)	$ (3,620)
Balance Dec 31, 2023	113,929,099	$ 113,929	10,000,000	$0	$ 4,006,320	$ (3,636,225)	$ 484,024

See the notes to the Financial Statement

Volcan Holdings, Inc.

Consolidated Statement Of Cash Flows

For the Period Ended December 31, 2023 and 2022.

(Unaudited)	**Period Ended . 12/31/23**	**Period Ended . 12/31/22**
Cash flows from operating activities		
Net Profit/Loss	**$ (3,620)**	**$ (3,680)**
Adjustments:		
Provision for doubtful accounts	-	-
Depreciation	**$0**	**$0**
Amortization of compensatory options	-	-
Gain on sale of equipment	-	-
Common stock issued for:		
Consulting services	-	-
Changes in Assets & Liabilities: Decrease (Increase)		
Accounts Receivables	-	-
Other assets	-	
Property & equipment	-	-
Accounts payable & accrued expenses	**$ (500)**	**$13,876**
Loans Payable	**$ 2,405**	**-$10,500**
Net cash used in operating activities	**$ (1,715)**	**-$304**
Cash flows from financing activities		
Proceeds from issuance of stock	**$0**	**$0**
issuance stock	-	318
Subscription reveivable	-	-
Proceeds from notes payable	-	-
Net cash provided by financing activities	-	-
Net cash increase (decrease)	**$ (1,715)**	**$14**
Cash at the beginning of period	**$ 5,719**	**$15**
Cash at the end of period	**$4,004**	**$21**
Interest paid during the year	$0	$0
Non-cash Financing Activities		
Common Stock issued for debt	$ -	$ -

See notes to financial statements

NOTE – 1 DESCRIPTION OF BUSINESS

The financial statements include the consolidated accounts of Volcan Holdings, Inc (the“Company”), which was incorporated in Nevada on April 4, 2006 as Dunn Mining, Inc. On September 11, 2008 the company did a name change and a state of incorporated change to Delaware and to Volcan Holdings, Inc. (The company's current name) The consolidated financial statements include the accounts of Volcan Holdings, Inc. and its wholly-owned subsidiary Volcan Australia Corporation Pty Ltd. Perm.

The primary business is a bauxite alumina resource company.

NOTE – 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include valuation of convertible notes payable and the valuation allowance of deferred tax assets.

Fair value of financial instruments and financial statements

The Company measures financial assets and liabilities in accordance with generally accepted accounting principles. The financial statements have been prepared in accordance with generally accepted accounting principles.

Revenue recognition

Revenue from sales of products and services is recognized when persuasive evidence of an arrangement exists, products have been shipped or services have been delivered to the customer, the price is fixed or determinable and collection is reasonably assured.

Stock-based compensation

The Company accounts for stock-based instruments issued to employees in accordance with ASC Topic 718. ASC Topic 718 requires companies to recognize in the statement of operations the grant-date fair value of stock options and other equity based compensation issued to employees and earned. The Company accounts for non-employee share-based awards in accordance with ASC Topic 505-50.

Fixed Assets

Fixed assets are recorded at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Repairs and maintenance are charged to expense as incurred. Expenditures for betterments and renewals are capitalized. The cost of fixed assets and the related accumulated depreciation are removed from the accounts upon retirement or disposal with any resulting gain or loss being recorded in operations.

Intangible Assets

Intangible assets with no determinable life are initially assessed for impairment upon purchase, with subsequent assessments required annually. When there is reason to suspect that their values have been diminished or impaired, a write-down is recognized as necessary. Intangible assets with rights that expire over time are amortized over the time period that the rights exist.

Income taxes

Income Taxes - The Company accounts for income taxes using the provisions of Statement of Financial Accounting Standards (“SFAS”) No.109, Accounting for Income Taxes. Under this standard, deferred tax assets and liabilities represent the estimated tax effects of future deductible or taxable amounts attributed to differences between the financial statements carrying amounts and the tax bases of existing assets and liabilities. The standard also allows recognition of income tax benefits for loss carry-forwards, credit carry-forwards and certain temporary differences for which tax benefits have not previously been recorded. Valuation allowances are provided for uncertainties associated with deferred tax assets.

Net loss per share

The Company computes net earnings (loss) per share in accordance with ASC 260-10, "Earnings per Share." ASC 260-10 requires presentation of both basic and diluted earnings per share ("EPS") on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive.

NOTE 3 – Going Concern:

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Currently, the Company has incurred operating losses, and as of December 31, 2023 the Company also had a working capital deficit and an accumulated deficit with no revenues since inception. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management believes that the Company's capital requirement will depend on many factors including the success of the Company's development efforts and its efforts to raise capital.
Management also believes the Company needs to raise additional capital for working capital purpose. There is no assurance that such financing will be available in the future. The conditions described above raise substantial doubt about our ability to continue as a going concern. The financial statements of the Company do not include any adjustments relating to the recoverability and classification of recorded assets, or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The accompanying notes are an integral part of these financial statements.

VOLCAN HOLDINGS, INC.

Consolidated Quarterly Financial Report For the Period Ended September 30, 2023 Unaudited

Contents

Volcan Holdings, INC.
412 N. Main St.
Ste 100
Buffalo, WY 82834

June 15, 2024

I hereby certify that the accompanying unaudited consolidated financial statements and related footnotes hereto are based on the best information currently available to the Company. To the best of my knowledge, this information presents fairly, in all material respects, the financial position and stockholders' equity of Volcan Holdings, Inc. as of September 30, 2023 and June 30, 2023 and the results of its operations and cash flows for the Three Months ended September 30, 2023 and 2022 in conformity with accounting principles generally accepted in the United States of America.

/s/ Sholom Feldman
CEO

Page 1

Volcan Holdings, Inc.
Consolidated Balance Sheets
As of Sept 30, 2023 and June 30, 2023

ASSETS	(Unaudited) Balance at .Sept 30,2023	Balance at .June 30,2023
Cash & cash equivalents	$472	$5,719
Total Current Assets	$0	$0
Total Assets	**$699,793**	**$705,040**

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities		
Accounts Payable	**$3,50**	$3,00
Accrued Expenses - officer	**0**	0
salaries	0	0
Accounts Payable - other	0	0
Loans Payable	212,239	214,396
Related Party Notes	0	0
Payable	**$215,739**	217,396
Total Liabilities	**$215,739**	**$217,396**
Shareholders Deficit:		
Common stock $ .001 Par Value 295,000,000 authorized 113,929,099 issued and outstanding Sept 30, 2023 and 113,929,099 at June 30, 2023	113,929	113,929
Preferred stock $ .001 Par Value 10,000,000 authorized None issued and outstanding Sept 30, 2023 And June 30,2023 respectively.	$0	$0
Additional Paid In Capital	4,006,320	4,006,320
Deficit	(3,636,195)	(3,632,605)
	484,054	**487,644**
Total Liabilities and Stockholders Deficit	**$699,793**	**$705,040**

Page 2 See notes to financial statements

Volcan Holdings, Inc.
Consolidated Income Statements
For the Period Ended September 30, 2023 and 2022
(Unaudited)

	Three Months Ended .September 30, 2023		Three Months Ended .September 30, 2022	
Revenue		**$0**		**$0**
Cost of revenue				-
Gross Profit (loss)		-		-
Operating Expenses	**$**	**(3,590)**	$	**(60)**
General and administrative Expenses		**$0**		**$0**
Operating Income (Loss)	**$**	**(3,590)**	**$**	**(60)**
Other income (expenses)				
Other income				
Loss on sale or disposal		**$0**		**$0**
Deprecation expense	$	-	$	-
Total other income (expenses)		**$0**		**$0**
Loss before income taxes	**$**	**(3,590)**	**$**	**(60)**
Minority interest			**$**	**-**
			$	**(60)**
Net Loss per share Basic and diluted	$	(0.001)	$	(0.001)
Weighted average number of shares Basic and diluted	**$**	**113,929,099**	**$**	**113,929,099**

See notes to the financial statements

Volcan Holdings, Inc.

Consolidated Statement of Changes in Stockholders Equity (Deficit)

From June 30, 2021 to September 30, 2023

(Unaudited)

	Common stock Shares Par value .001	Amount	Preferred Shares Par value .001	Amount		Paid-in Capital	Accumulated Deficit	Total
Balance June 30, 2021	107,595,765	107,596	10,000,000	$0		$ 3,837,653	$ (3,483,935)	$ 461,314
Common shares Issuance	6,333,334	6,333				$ 168,667		$ 175,000
Net (Loss) for the Year ended June 30, 2022							$ (140,996)	$ (140,996)
Balance June 30, 2022	113,929,099	$ 113,929	10,000,000	$0		$ 4,006,320	$ (3,624,931)	$ 495,318
Net (Loss) for the Period ended june 30, 2023							$ (7,674)	$ (7,674)
Balance June 30, 2023	113,929,099	$ 113,929	10,000,000	$0		$ 4,006,320	$ (3,632,605)	$ 487,644
Net (Loss) for the Period ended Sept 30, 2023							$ (3,590)	$ (3,590)
Balance Sept 30, 2023	113,929,099	$ 113,929	10,000,000	$0		$ 4,006,320	$ (3,636,195)	$ 484,054

See the notes to the Financial Statement

Volcan Holdings, Inc.
Consolidated Statement Of Cash Flows
For the Period Ended September 30, 2023 and 2022.

(Unaudited)	Period Ended . 09/30/23	Period Ended . 09/30/22
Cash flows from operating activities		
Net Profit/Loss	$ (3,090)	$ (60)
Adjustments:		
Provision for doubtful accounts	-	-
Depreciation	$0	$0
Amortization of compensatory options	-	-
Gain on sale of equipment	-	-
Common stock issued for:		
Consulting services	-	-
Changes in Assets & Liabilities: Decrease (Increase)		
Accounts Receivables	-	-
Other assets	-	
Property & equipment	-	-
Accounts payable & accrued expenses	$ (500)	$6,642
Loans Payable	$ (1,647)	-$6,900
Net cash used in operating activities	$ (5,247)	-$318
Cash flows from financing activities		
Proceeds from issuance of stock	$0	$0
issuance stock	-	-
Subscription reveivable	-	-
Proceeds from notes payable	-	-
Net cash provided by financing activities	-	-
Net cash increase (decrease)	$ (5,247)	-$318
Cash at the beginning of period	$ 5,719	$9,363
Cash at the end of period	$472	$9,045
Interest paid during the year	$0	$0
Non-cash Financing Activities		
Common Stock issued for debt	$ -	$ -

See notes to financial statements

NOTE – 1 DESCRIPTION OF BUSINESS

The financial statements include the consolidated accounts of Volcan Holdings, Inc (the"Company"), which was incorporated in Nevada on April 4, 2006 as Dunn Mining, Inc. On September 11, 2008 the company did a name change and a state of incorporated change to Delaware and to Volcan Holdings, Inc. (The company's current name) The consolidated financial statements include the accounts of Volcan Holdings, Inc. and its wholly-owned subsidiary Volcan Australia Corporation Pty Ltd. Perm.

The primary business is a bauxite alumina resource company.

NOTE – 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include valuation of convertible notes payable and the valuation allowance of deferred tax assets.

Fair value of financial instruments and financial statements

The Company measures financial assets and liabilities in accordance with generally accepted accounting principles. The financial statements have been prepared in accordance with generally accepted accounting principles.

Revenue recognition

Revenue from sales of products and services is recognized when persuasive evidence of an arrangement exists, products have been shipped or services have been delivered to the customer, the price is fixed or determinable and collection is reasonably assured.

Stock-based compensation

The Company accounts for stock-based instruments issued to employees in accordance with ASC Topic 718. ASC Topic 718 requires companies to recognize in the statement of operations the grant-date fair value of stock options and other equity based compensation issued to employees and earned. The Company accounts for non-employee share-based awards in accordance with ASC Topic 505-50.

Fixed Assets

Fixed assets are recorded at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Repairs and maintenance are charged to expense as incurred. Expenditures for betterments and renewals are capitalized. The cost of fixed assets and the related accumulated depreciation are removed from the accounts upon retirement or disposal with any resulting gain or loss being recorded in operations.

Intangible Assets

Intangible assets with no determinable life are initially assessed for impairment upon purchase, with subsequent assessments required annually. When there is reason to suspect that their values have been diminished or impaired, a write-down is recognized as necessary. Intangible assets with rights that expire over time are amortized over the time period that the rights exist.

Income taxes

Income Taxes - The Company accounts for income taxes using the provisions of Statement of Financial Accounting Standards (“SFAS”) No.109, Accounting for Income Taxes. Under this standard, deferred tax assets and liabilities represent the estimated tax effects of future deductible or taxable amounts attributed to differences between the financial statements carrying amounts and the tax bases of existing assets and liabilities. The standard also allows recognition of income tax benefits for loss carry-forwards, credit carry-forwards and certain temporary differences for which tax benefits have not previously been recorded. Valuation allowances are provided for uncertainties associated with deferred tax assets.

Net loss per share

The Company computes net earnings (loss) per share in accordance with ASC 260-10, "Earnings per Share." ASC 260-10 requires presentation of both basic and diluted earnings per share ("EPS") on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive.

NOTE 3 – Going Concern:

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Currently, the Company has incurred operating losses, and as of September 30, 2023 the Company also had a working capital deficit and an accumulated deficit with no revenues since inception. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management believes that the Company's capital requirement will depend on many factors including the success of the Company's development efforts and its efforts to raise capital.

Management also believes the Company needs to raise additional capital for working capital purpose. There is no assurance that such financing will be available in the future. The conditions described above raise substantial doubt about our ability to continue as a going concern. The financial statements of the Company do not include any adjustments relating to the recoverability and classification of recorded assets, or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

VOLCAN HOLDINGS, INC.

Consolidated Annual Financial Report For the Period Ended June 30, 2023 Unaudited

Contents

Volcan Holdings, INC.
412 N. Main St.
Ste 100
Buffalo, WY 82834

June 15, 2024

I hereby certify that the accompanying unaudited consolidated financial statements and related footnotes hereto are based on the best information currently available to the Company. To the best of my knowledge, this information presents fairly, in all material respects, the financial position and stockholders' equity of Volcan Holdings, Inc. as of June 30, 2023 and June 30, 2022 and the results of its operations and cash flows for the Year ended June 30, 2023 and 2022 in conformity with accounting principles generally accepted in the United States of America.

/s/ Sholom Feldman
CEO

Page 1

Volcan Holdings, Inc.
Consolidated Balance Sheets
As of Sept 30, 2023 and June 30, 2022

ASSETS	(Unaudited) Balance at .June 30,2023	Balance at .June 30,2022
Cash & cash equivalents	$5,719	$35
Total Current Assets	$0	$0
Total Assets	**$705,040**	**$699,356**

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities		
Accounts Payable	**$3,00**	$12,92
Accrued Expenses - officer	**0**	7
salaries	0	0
Accounts Payable - other	0	0
Loans Payable	214,396	191,111
Related Party Notes	0	0
Payable	**$217,396**	191,111
Total Liabilities	**$217,396**	**$204,038**
Shareholders Deficit:		
Common stock $ .001 Par Value 295,000,000 authorized 113,929,099 issued and outstanding June 30, 2023 and 107,595,765 at June 30, 2022	113,929	113,929
Preferred stock $ .001 Par Value 10,000,000 authorized None issued and outstanding June 30, 2023	$0	$0
And June 30,2022 respectively.	4,006,320	4,006,320
Additional Paid In Capital	(3,632,605)	(3,624,931)
Deficit	**487,644**	**495,318**
Total Liabilities and Stockholders Deficit	**$705,040**	
	$699,356	

Volcan Holdings, Inc.
Consolidated Income Statements
For the Period Ended
June 30, 2023 and 2022
(Unaudited)

		Year Ended .June 30, 2023		Year Ended .June 30, 2022
Revenue		**$0**		**$0**
Cost of revenue				-
Gross Profit (loss)		-		-
Operating Expenses	**$**	**(7,674)**	$	**(140,996)**
General and administrative Expenses		**$0**		**$0**
Operating Income (Loss)	**$**	**(7,674)**	**$**	**(140,996)**
Other income (expenses)				
Other income				
Loss on sale or disposal		**$0**		**$0**
Deprecation expense	$	-	$	-
Total other income (expenses)		**$0**		**$0**
Loss before income taxes	**$**	**(7,674)**	**$**	**(140,996)**
Minority interest				
Net Loss per share	$	(0.001)	$	(0.001)
Basic and diluted				
Weighted average number of shares	**$**	**113,929,099**	**$**	**113,929,099**
Basic and diluted				

See notes to the financial statements

Volcan Holdings, Inc.

Consolidated Statement of Changes in Stockholders Equity (Deficit)

From June 30, 2021 to June 30, 2023

(Unaudited)

	Common stock Shares Par value .001	Amount	Preferred Shares Par value .001	Amount	-	Paid-in Capital	Accumulated Deficit	Total
Balance June 30, 2021	107,595,765	107,596	10,000,000	$0		$ 3,837,653	$ (3,483,935)	$ 461,314
Common shares Issuance	6,333,334	6,333				$ 168,667		$ 175,000
Net (Loss) for the Year ended June 30, 2022							$ (140,996)	$ (140,996)
Balance June 30, 2022	113,929,099	$ 113,929	10,000,000	$0		$ 4,006,320	$ (3,624,931)	$ 495,318
Net (Loss) for the Period ended june 30, 2023							$ (7,674)	$ (7,674)
Balance June 30, 2023	113,929,099	$ 113,929	10,000,000	$0		$ 4,006,320	$ (3,632,605)	$ 487,644

See the notes to the Financial Statement

Volcan Holdings, Inc.
Consolidated Statement Of Cash Flows
For the Period Ended June 30, 2023 and 2022.

(Unaudited)	Year Ended . 06/30/23	Year Ended . 06/30/22
Cash flows from operating activities		
Net Profit/Loss	**$ (7,674)**	**$ (140,996)**
Adjustments:		
Provision for doubtful accounts	-	-
Depreciation	**$0**	**$0**
Amortization of compensatory options	-	-
Gain on sale of equipment	-	-
Common stock issued for:		
Consulting services	-	-
Changes in Assets & Liabilities: Decrease (Increase)		
Accounts Receivables	-	-
Other assets	-	
Property & equipment	-	-
Accounts payable & accrued expenses	**$ 29,542**	**$4,980**
Loans Payable	**$ (16,184)**	**-$48,312**
Net cash used in operating activities	**$ 5,684**	**$184,328**
Cash flows from financing activities		
Proceeds from issuance of stock	**$0**	**$0**
issuance stock	-	175,000
Subscription reveivable	-	-
Proceeds from notes payable	-	-
Net cash provided by financing activities	-	-
Net cash increase (decrease)	**$ 5,684**	**-$9,328**
Cash at the beginning of period	**$ 35**	**$9,363**
Cash at the end of period	**$5,719**	**$35**
Interest paid during the year	$0	$0
Non-cash Financing Activities		
Common Stock issued for debt	$ -	$ -

Page 5

See notes to financial statements

Volcan Holdings, Inc.
Notes to FinancialStatements
June 30, 2023
(Unaudited)

NOTE – 1 DESCRIPTION OF BUSINESS

The financial statements include the consolidated accounts of Volcan Holdings, Inc (the“Company”), which was incorporated in Nevada on April 4, 2006 as Dunn Mining, Inc. On September 11, 2008 the company did a name change and a state of incorporated change to Delaware and to Volcan Holdings, Inc. (The company's current name) The consolidated financial statements include the accounts of Volcan Holdings, Inc. and its wholly-owned subsidiary Volcan Australia Corporation Pty Ltd. Perm.

The primary business is a bauxite alumina resource company.

NOTE – 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include valuation of convertible notes payable and the valuation allowance of deferred tax assets.

Fair value of financial instruments and financial statements

The Company measures financial assets and liabilities in accordance with generally accepted accounting principles. The financial statements have been prepared in accordance with generally accepted accounting principles.

The accompanying notes are an integral part of these financial statements.

Revenue recognition

Revenue from sales of products and services is recognized when persuasive evidence of an arrangement exists, products have been shipped or services have been delivered to the customer, the price is fixed or determinable and collection is reasonably assured.

Stock-based compensation

The Company accounts for stock-based instruments issued to employees in accordance with ASC Topic 718. ASC Topic 718 requires companies to recognize in the statement of operations the grant-date fair value of stock options and other equity based compensation issued to employees and earned. The Company accounts for non-employee share-based awards in accordance with ASC Topic 505-50.

Fixed Assets

Fixed assets are recorded at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Repairs and maintenance are charged to expense as incurred. Expenditures for betterments and renewals are capitalized. The cost of fixed assets and the related accumulated depreciation are removed from the accounts upon retirement or disposal with any resulting gain or loss being recorded in operations.

Intangible Assets

Intangible assets with no determinable life are initially assessed for impairment upon purchase, with subsequent assessments required annually. When there is reason to suspect that their values have been diminished or impaired, a write-down is recognized as necessary. Intangible assets with rights that expire over time are amortized over the time period that the rights exist.

Income taxes

Income Taxes - The Company accounts for income taxes using the provisions of Statement of Financial Accounting Standards (“SFAS”) No.109, Accounting for Income Taxes. Under this standard, deferred tax assets and liabilities represent the estimated tax effects of future deductible or taxable amounts attributed to differences between the financial statements carrying amounts and the tax bases of existing assets and liabilities. The standard also allows recognition of income tax benefits for loss carry-forwards, credit carry-forwards and certain temporary differences for which tax benefits have not previously been recorded. Valuation allowances are provided for uncertainties associated with deferred tax assets.

Net loss per share

The Company computes net earnings (loss) per share in accordance with ASC 260-10, “Earnings per Share.” ASC 260-10 requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive.

NOTE 3 – Going Concern:

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Currently, the Company has incurred operating losses, and as of June 30, 2023 the Company also had a working capital deficit and an accumulated deficit with no revenues since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management believes that the Company’s capital requirement will depend on many factors including the success of the Company’s development efforts and its efforts to raise capital.

Management also believes the Company needs to raise additional capital for working capital purpose. There is no assurance that such financing will be available in the future. The conditions described above raise substantial doubt about our ability to continue as a going concern. The financial statements of the Company do not include any adjustments relating to the recoverability and classification of recorded assets, or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The accompanying notes are an integral part of these financial statements.

VOLCAN HOLDINGS, INC.

Consolidated Quarterly Financial Report For the Period Ended March 31, 2023 Unaudited

Contents

Volcan Holdings, INC.
412 N. Main St.
Ste 100
Buffalo, WY 82834

June 15, 2024

I hereby certify that the accompanying unaudited consolidated financial statements and related footnotes hereto are based on the best information currently available to the Company. To the best of my knowledge, this information presents fairly, in all material respects, the financial position and stockholders' equity of Volcan Holdings, Inc. as of March 31, 2023 and June 30, 2022 and the results of its operations and cash flows for the Nine months ended March 31, 2023 and 2022 in conformity with accounting principles generally accepted in the United States of America.

/s/ Sholom Feldman
CEO

Page 1

Volcan Holdings, Inc.
Consolidated Balance Sheets
As of March 31, 2023 and June 30, 2022

ASSETS	(Unaudited) Balance at .March 31,2023	Balance at .June 30,2022
Cash & cash equivalents	$2	$35
Total Current Assets	$0	$0
Total Assets	**$699,323**	**$699,356**

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities		
Accounts Payable	**$6,052**	$12,927
Accrued Expenses - officer salaries	0	0
Accounts Payable - other	0	0
Loans Payable	205,522	191,111
Related Party Notes Payable	0	0
	$211,574	191,111
Total Liabilities	**$211,574**	**$204,038**
Shareholders Deficit:		
Common stock $ .001 Par Value 295,000,000 authorized 113,929,099 issued and outstanding March 31, 2023 and 107,595,765 at June 30, 2022	113,929	113,929
Preferred stock $ .001 Par Value 10,000,000 authorized None issued and outstanding March 31, 2023 And June 30,2022 respectively.	$0	$0
Additional Paid In Capital	4,006,320	4,006,320
Deficit	(3,632,500)	(3,624,931)
	487,749	**495,318**
Total Liabilities and Stockholders Deficit	**$699,323**	**$699,356**

Volcan Holdings, Inc.
Consolidated Income Statements
For the Period Ended
March 31, 2023 and 2022
(Unaudited)

		Nine Months Ended .March 31, 2023		Nine Months Ended .March 31, 2022
Revenue		**$0**		**$0**
Cost of revenue				-
Gross Profit (loss)		-		-
Operating Expenses	**$**	**(7,569)**	**$**	**(131,464)**
General and administrative Expenses		**$0**		**$0**
Operating Income (Loss)	**$**	**(7,569)**	**$**	**(131,464)**
Other income (expenses)				
Other income				
Loss on sale or disposal		**$0**		**$0**
Deprecation expense	$	-	$	-
Total other income (expenses)		**$0**		**$0**
Loss before income taxes	**$**	**(7,569)**	**$**	**(131,464)**
Minority interest				
Net Loss per share	$	(0.001)	$	(0.001)
Basic and diluted				
Weighted average number of shares		113,929,099		107,595,765
Basic and diluted				

See notes to the financial statements

Volcan Holdings, Inc.

Consolidated Statement of Changes in Stockholders Equity (Deficit)

From June 30, 2021 to March. 31, 2023

(Unaudited)

	Common stock Shares Par value .001	Amount	Preferred Shares Par value .001	Amount	Paid-in Capital	Accumulated Deficit	Total
Balance June 30, 2021	107,595,765	107,596	10,000,000	$0	$ 3,837,653	$ (3,483,935)	$ 461,314
Common shares Issuance	6,333,334	6,333			$ 168,667		$ 175,000
Net (Loss) for the Year ended June 30, 2022						$ (140,996)	$ (140,996)
Balance June 30, 2022	113,929,099	$ 113,929	10,000,000	$0	$ 4,006,320	$ (3,624,931)	$ 495,318
Net (Loss) for the Period ended March 31, 2023						$ (7,569)	$ (7,569)
Balance March 31, 2023	113,929,099	$ 113,929	10,000,000	$0	$ 4,006,320	$ (3,632,500)	$ 502,887

See the notes to the Financial Statement

Volcan Holdings, Inc.
Consolidated Statement Of Cash Flows
For the Period Ended March 31, 2023 and 2022.

(Unaudited)	Nine Months Ended	Nine Months Ended
Cash flows from operating activities	. 03/31/23	. 03/31/22
Net Profit/Loss	**$ (7,569)**	**$ (131,464)**
Adjustments:		
Provision for doubtful accounts	-	-
Depreciation	**$0**	**$0**
Amortization of compensatory options	-	-
Gain on sale of equipment	-	-
Common stock issued for:		
Consulting services	-	-
Changes in Assets & Liabilities: Decrease (Increase)		
Accounts Receivables	-	-
Other assets	-	
Property & equipment	-	-
Accounts payable & accrued expenses	**$ 13,876**	**$118,620**
Loans Payable	**$ (10,500)**	**$3,857**
Net cash used in operating activities	**$ (33)**	**-$8,987**
Cash flows from financing activities		
Proceeds from issuance of stock	**$0**	**$0**
Convertible note issued converted	-	-
Subscription reveivable	-	-
Proceeds from notes payable	-	-
Net cash provided by financing activities	-	-
Net cash increase (decrease)	**$ (33)**	**-$8,987**
Cash at the beginning of period	**$ 35**	**$9,363**
Cash at the end of period	**$2**	**$376**
Interest paid during the year	$0	$0
Non-cash Financing Activities		
Common Stock issued for debt	$ -	$ -

See notes to financial statements

Revenue recognition

Revenue from sales of products and services is recognized when persuasive evidence of an arrangement exists, products have been shipped or services have been delivered to the customer, the price is fixed or determinable and collection is reasonably assured.

Stock-based compensation

The Company accounts for stock-based instruments issued to employees in accordance with ASC Topic 718. ASC Topic 718 requires companies to recognize in the statement of operations the grant-date fair value of stock options and other equity based compensation issued to employees and earned. The Company accounts for non-employee share-based awards in accordance with ASC Topic 505-50.

Fixed Assets

Fixed assets are recorded at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Repairs and maintenance are charged to expense as incurred. Expenditures for betterments and renewals are capitalized. The cost of fixed assets and the related accumulated depreciation are removed from the accounts upon retirement or disposal with any resulting gain or loss being recorded in operations.

Intangible Assets

Intangible assets with no determinable life are initially assessed for impairment upon purchase, with subsequent assessments required annually. When there is reason to suspect that their values have been diminished or impaired, a write-down is recognized as necessary. Intangible assets with rights that expire over time are amortized over the time period that the rights exist.

Income taxes

Income Taxes - The Company accounts for income taxes using the provisions of Statement of Financial Accounting Standards (“SFAS”) No.109, Accounting for Income Taxes. Under this standard, deferred tax assets and liabilities represent the estimated tax effects of future deductible or taxable amounts attributed to differences between the financial statements carrying amounts and the tax bases of existing assets and liabilities. The standard also allows recognition of income tax benefits for loss carry-forwards, credit carry-forwards and certain temporary differences for which tax benefits have not previously been recorded. Valuation allowances are provided for uncertainties associated with deferred tax assets.

Volcan Holdings, Inc.
Notes to FinancialStatements
March 31, 2023
(Unaudited)

NOTE – 1 DESCRIPTION OF BUSINESS

The financial statements include the consolidated accounts of Volcan Holdings, Inc (the“Company”), which was incorporated in Nevada on April 4, 2006 as Dunn Mining, Inc. On September 11, 2008 the company did a name change and a state of incorporated change to Delaware and to Volcan Holdings, Inc. (The company's current name) The consolidated financial statements include the accounts of Volcan Holdings, Inc. and its wholly-owned subsidiary Volcan Australia Corporation Pty Ltd. Perm.

The primary business is a bauxite alumina resource company.

NOTE – 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include valuation of convertible notes payable and the valuation allowance of deferred tax assets.

Fair value of financial instruments and financial statements

The Company measures financial assets and liabilities in accordance with generally accepted accounting principles. The financial statements have been prepared in accordance with generally accepted accounting principles.

The accompanying notes are an integral part of these financial statements.

Net loss per share

The Company computes net earnings (loss) per share in accordance with ASC 260-10, “Earnings per Share.” ASC 260-10 requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive.

NOTE 3 – Going Concern:

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Currently, the Company has incurred operating losses, and as of March 31, 2023 the Company also had a working capital deficit and an accumulated deficit with no revenues since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management believes that the Company’s capital requirement will depend on many factors including the success of the Company’s development efforts and its efforts to raise capital.
Management also believes the Company needs to raise additional capital for working capital purpose. There is no assurance that such financing will be available in the future. The conditions described above raise substantial doubt about our ability to continue as a going concern. The financial statements of the Company do not include any adjustments relating to the recoverability and classification of recorded assets, or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

VOLCAN HOLDINGS, INC.

Consolidated Quarterly Financial Report For the Period Ended December 31, 2022 Unaudited

Contents

Volcan Holdings, INC.
412 N. Main St.
Ste 100
Buffalo, WY 82834

June 15, 2024

I hereby certify that the accompanying unaudited consolidated financial statements and related footnotes hereto are based on the best information currently available to the Company. To the best of my knowledge, this information presents fairly, in all material respects, the financial position and stockholders' equity of Volcan Holdings, Inc. as of December 31, 2022 and December 31, 2021 and the results of its operations and cash flows for the Six months ended December 31, 2022 and 2021 in conformity with accounting principles generally accepted in the United States of America.

/s/ Sholom Feldman
CEO

Page 1

Volcan Holdings, Inc.
Consolidated Balance Sheets
As of December 31, 2022 and June 30, 2022
(Unaudited)

ASSETS	**Balance at .December 31,2022**	**Balance at .June 30,2022**
Cash & cash equivalents	$21	$35
Total Current Assets	$0	$0
Other Assets	699,321	699,321
Total Assets	**$699,342**	**$699,356**
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities		
Accounts Payable	**$6,05**	$12,92
Accrued Expenses - officer	**2**	7
salaries	0	0
Accounts Payable - other	0	0
	[illegible]	[illegible]
Loans Payable	201,652	191,111
Related Party Notes	0	0
Payable	**$207,704**	191,111
Total Liabilities	**$207,704**	**$204,038**
Shareholders Deficit:		
Common stock $ .001 Par Value 295,000,000 authorized 113,929,099 issued and outstanding Dec. 31, 2022 and 107,595,765 at June 30, 2022	113,929	113,929
Preferred stock $ .001 Par Value 10,000,000 authorized None issued and outstanding Dec. 30, 2022	$0	$0
And June 30,2022 respectively.	4,006,320	4,006,320
Additional Paid In Capital	3,628,611	(3,624,931)
Deficit	**491,638**	**495,318**
Total Liabilities and Stockholders Deficit	**$699,342** **$699,356**	

Volcan Holdings, Inc.
Consolidated Income Statements
For the Period Ended
Dec 31, 2022 and 2021
(Unaudited)

	Six Months Ended Ended .Dec 31, 2022		Six Months .Dec 31, 2021	
Revenue		**$0**		**$0**
Cost of revenue				-
Gross Profit (loss)		-		-
Operating Expenses	**$**	**(3,680)**	**$**	**(127,614)**
General and administrative Expenses		**$0**		**$0**
Operating Income (Loss)	**$**	**(3,680)**	**$**	**(127,614)**
Other income (expenses)				
Other income				
Loss on sale or disposal		**$0**		**$0**
Deprecation expense	$	-	$	-
Total other income (expenses)		**$0**		**$0**
Loss before income taxes	**$**	**(3,680**	**$**	**(127,614**
Minority interest	**)**		**)**	
Net Loss per share	$	(0.001)	$	(0.001)
Basic and diluted				
Weighted average number of shares		113,929,099		107,595,765
Basic and diluted				

See notes to the financial statements

Volcan Holdings, Inc.

Consolidated Statement of Changes in Stockholders Equity (Deficit)

From June 30, 2021 to Sept. 30, 2022

(Unaudited)

	Common stock Shares Par value .001	Amount	Preferred Shares Par value .001	Amount	Paid-in Capital	Accumulated Deficit	Total
Balance June 30, 2021	107,595,765	107,596	10,000,000	$0	$ 3,837,653	$ (3,483,935)	$ 461,314
Common shares Issuance	6,333,334	6,333			$ 168,667		$ 175,000
Net (Loss) for the Year ended June 30, 2022						$ (140,996)	$ (140,996)
Balance June 30, 2022	113,929,099	$ 113,929	10,000,000	$0	$ 4,006,320	$ (3,624,931)	$ 495,318
Net (Loss) for the Period ended Dec 31, 2022						$ (3,680)	$ (3,680)
Balance Dec. 31, 2022	113,929,099	$ 113,929	10,000,000	$0	$ 4,006,320	$ (3,628,611)	$ 491,638

See the notes to the Financial Statement

Volcan Holdings, Inc.
Consolidated Statement Of Cash Flows
For the Period Ended Dec. 31, 2022 and 2021.

(Unaudited)	Six Months Ended	Six Months Ended
Cash flows from operating activities	. 12/31/22	. 12/31/21
Net Profit/Loss	$ (3,680)	$ (52,935)
Adjustments:		
Provision for doubtful accounts	-	-
Depreciation	$0	$0
Amortization of compensatory options	-	-
Gain on sale of equipment	-	-
Common stock issued for:		
Consulting services	-	-
Changes in Assets & Liabilities: Decrease (Increase)		
Accounts Receivables	-	-
Other assets	-	
Property & equipment	-	-
Accounts payable & accrued expenses	$ 13,876	
Loans Payable	$ (10,500)	$53,877
Net cash used in operating activities	$ (304)	$942
Cash flows from financing activities		
Proceeds from issuance of stock	$318	$0
Convertible note issued converted	-	-
Subscription reveivable	-	-
Proceeds from notes payable	-	-
Net cash provided by financing activities	-	-
Net cash increase (decrease)	$ 14	$942
Cash at the beginning of period	$ 15	$9,363
Cash at the end of period	$21	$10,305
Interest paid during the year	$0	$0
Non-cash Financing Activities		
Common Stock issued for debt	$ -	$ -

See notes to financial statements

Volcan Holdings, Inc.
Notes to FinancialStatements
December 31, 2022
(Unaudited)

NOTE – 1 DESCRIPTION OF BUSINESS

The financial statements include the consolidated accounts of Volcan Holdings, Inc (the"Company"), which was incorporated in Nevada on April 4, 2006 as Dunn Mining, Inc.
On September 11, 2008 the company did a name change and a state of incorporated change to Delaware and to Volcan Holdings, Inc. (The company's current name) The consolidated financial statements include the accounts of Volcan Holdings, Inc. and its wholly-owned subsidiary Volcan Australia Corporation Pty Ltd. Perm.

The primary business is a bauxite alumina resource company.

NOTE – 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include valuation of convertible notes payable and the valuation allowance of deferred tax assets.

Fair value of financial instruments and financial statements

The Company measures financial assets and liabilities in accordance with generally accepted accounting principles. The financial statements have been prepared in accordance with generally accepted accounting principles.

The accompanying notes are an integral part of these financial statements.

Revenue recognition

Revenue from sales of products and services is recognized when persuasive evidence of an arrangement exists, products have been shipped or services have been delivered to the customer, the price is fixed or determinable and collection is reasonably assured.

Stock-based compensation

The Company accounts for stock-based instruments issued to employees in accordance with ASC Topic 718. ASC Topic 718 requires companies to recognize in the statement of operations the grant-date fair value of stock options and other equity based compensation issued to employees and earned. The Company accounts for non-employee share-based awards in accordance with ASC Topic 505-50.

Fixed Assets

Fixed assets are recorded at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Repairs and maintenance are charged to expense as incurred. Expenditures for betterments and renewals are capitalized. The cost of fixed assets and the related accumulated depreciation are removed from the accounts upon retirement or disposal with any resulting gain or loss being recorded in operations.

Intangible Assets

Intangible assets with no determinable life are initially assessed for impairment upon purchase, with subsequent assessments required annually. When there is reason to suspect that their values have been diminished or impaired, a write-down is recognized as necessary. Intangible assets with rights that expire over time are amortized over the time period that the rights exist.

Income taxes

Income Taxes - The Company accounts for income taxes using the provisions of Statement of Financial Accounting Standards (“SFAS”) No.109, Accounting for Income Taxes. Under this standard, deferred tax assets and liabilities represent the estimated tax effects of future deductible or taxable amounts attributed to differences between the financial statements carrying amounts and the tax bases of existing assets and liabilities. The standard also allows recognition of income tax benefits for loss carry-forwards, credit carry-forwards and certain temporary differences for which tax benefits have not previously been recorded. Valuation allowances are provided for uncertainties associated with deferred tax assets.

Net loss per share

The Company computes net earnings (loss) per share in accordance with ASC 260-10, "Earnings per Share." ASC 260-10 requires presentation of both basic and diluted earnings per share ("EPS") on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive.

NOTE 3 – Going Concern:

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Currently, the Company has incurred operating losses, and as of December 31, 2022 the Company also had a working capital deficit and an accumulated deficit with no revenues since inception. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management believes that the Company's capital requirement will depend on many factors including the success of the Company's development efforts and its efforts to raise capital.

Management also believes the Company needs to raise additional capital for working capital purpose. There is no assurance that such financing will
be available in the future. The conditions described above raise substantial doubt about our ability to continue as a going concern. The financial statements of the Company do not include any adjustments relating to the recoverability and classification of recorded assets, or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

(B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

(C) engaging in savings association or credit union activities? ☐ Yes ☑ No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

☐ Yes ☑ No

If Yes to any of the above, explain:

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?

☐ Yes ☑ No

(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

If Yes to any of the above, explain:

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

If Yes to either of the above, explain:

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering

statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

(1) any other material information presented to investors; and

(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.